UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2004            File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

News Release dated April 5, 2004

2.

Notice of Annual General Meeting to be held August 16, 2004

3.

Management Information Circular

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: August 26, 2004	By: /s/ George Whatley George Whatley, President and Director

.

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

April 5, 2004

Alpha Extends Stock Option Term

George Whatley, Director of Alpha Gold Corp (TSX Venture:ALQ) (“Alpha”) announces that, subject to TSX Venture Exchange acceptance, Alpha has extended the term of 750,000 share incentive options exercisable at $0.40 until April 25, 2007.

For further information, please contact: George Whatlely, President, Alpha Gold Corp., at Phone: (604) 939-4083 or Fax: (604) 939-4981. Alpha’s website is www.alphagold.bc.ca.

ON BEHALF OF THE BOARD

“George Whatley”

George Whatley, President and Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of Shareholders of Alpha Gold Corp. (the “Company”) will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on August 16, 2004 at 10:00 a.m., local time, for the following purposes:

1.

to receive the report of the directors;

2.

to receive the audited financial statements for the financial year ended February 29, 2004 and the accompanying report of the auditor;

3.

to fix the number of persons to be elected to the board of directors;

4.

to elect directors of the Company for the ensuing year;

5.

to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

6.

 to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, along with a copy of the audited financial statements for the year ended February 28, 2004 and the auditor’s report thereon accompany this Notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Coquitlam, British Columbia, July 15, 2004.

BY ORDER OF THE BOARD

 “George Whatley”

George Whatley

President and Chief Executive Officer

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083

Fax: 604-939-4981

INFORMATION CIRCULAR

as at June 30, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alpha Gold Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on August 16, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

G E N E R A L    P R O X Y    I N F O R M A T I O N

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the “Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company, by mail or by hand 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.]

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Pacific Corporate Trust Company or at the address of the registered office of the Company at 1500 Royal Centre, P.O. Box 11117, 1055 West Geogia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder’s Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

 Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the internet.

Submitting a proxy by mail or fax or over the internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Pacific Corporate Trust Company, by fax 604-689-8144, by mail or by hand at its office at 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to 10:00 a.m. on August 16, 2004.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touchtone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the I.D. and Code numbers located beside your name on the proxy form on the lower left-hand side. If the I.D. and Code numbers are not on the proxy, they will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the internet must access the website: http://www.pctc.com/webvote.htm.

Registered shareholders must then follow the instructions and refer to the proxy form received from the Company which contains the I.D. and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically the shareholder and the internet.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed July 13, 2004 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of June 30, 2004, the Company had outstanding 23,402,184 fully paid and non-assessable Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and senior officers of the Company, no person or corporation beneficially owned, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as June 30, 2004. The above information was supplied by the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended February 28, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from www.SEDAR.com or from the Secretary of the Company upon request. Copies will also be available at the Meeting.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at five. The board proposes that the number of directors remain at five. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 30, 2004.

Nominee Position with the			Shares Beneficially
Company and Country of	Occupation, Business or	Period as a Director	Owned or
Residence	Employment(1)	of the Company	Controlled(2)
George Whatley	Self-employed Exploration	Since November 8,	1,259,850
President, Chief Executive	Consultant; President and Chief	1995
Officer and Director Canada Richard George Whatley	Executive Officer of the Company. Self-employed consulting	Since December 14,	235,000
Secretary, Chief Financial	engineer.	1989
Officer and Director Canada Kenneth E. Arthurs	Retired Businessman	Since August 18, 1998	97,000
Director Canada Paul R. Mattinen	Independent Consulting	Since August 20, 1997	20,000
Director USA Carl Pines	Geologist providing geotechnical services to the mining industry, primarily in Nevada and California. Partner, Owen Bird, Barristers &	Since October 29,	300,000
Director	Solicitors	1999.
Canada Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Pacific Corporate Trust Company, the registrar and transfer agent of the Company, and by the nominees themselves.

A P P O I N T M E N T O F A U D I T O R

On May l, 2004 Bailey & Associates, Chartered Accountants, officially merged with MacKay LLP, Chartered Accountants. MacKay LLP, Chartered Accountants, 888 – 609 West Hastings Street, Vancouver, British Columbia, V6B 4W4 will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors. Bailey & Associates was first appointed auditor of the Company in August 1998.

The audit committee does not have a charter. The members of the audit committee are Kenneth E. Arthurs, Paul R. Mattinen and George Whatley. Each member of the audit committee is independent and financially literate.

The Company’s auditors have not provided any material non-audit services.

Total Auditor Fees Paid in the Previous Two Years

Nature of Services	Fees Paid to Auditor in Year Ended February 28, 2003	Fees Paid to Auditor in Year Ended February 29, 2004
Audit Fees	$7,600	$8,500
Audit-Related Fees (reviews and interim reports)	$9,950	$8,850
Tax Matters Fees	$3,450	$4,075
All Other Fees	Nil	Nil
Total	$21,000	$21,425

                                      COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company’s financial year ended February 29, 2004 the aggregate direct remuneration paid or payable to the Company’s executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $146,100. George Whatley, the Company’s President and Chief Executive Officer, and Richard George Whatley, the Company’s Secretary and Chief Financial Officer, are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Shares or Units
				Annual	Securities	Subject to		All Other
Name and Principal		Salary	Bonus	Compen- sation	Under Options Granted	Resale Restrictions	LTIP Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
George Whatley	2004	Nil	Nil	84,100(1)	Nil	Nil	Nil	Nil
President and Chief	2003	Nil	Nil	74,700 (2)	400,000(5)	Nil	Nil	Nil
Executive Officer	2002	Nil	Nil	67,500 (3)	Nil	Nil	Nil	Nil
Richard George Whatley	2004	Nil	Nil	62,000(4)	Nil	Nil	Nil	Nil
Secretary and Chief	2003	Nil	Nil	45,000(4)	200,000(5)	Nil	Nil	Nil
Financial Officer	2002	Nil	Nil	26,000(4)	Nil	Nil	Nil	Nil

Notes:

(1)

George Whatley received $60,000 as a fee for administration of the Company’s affairs, $20,500 as a fee to manage and supervise the drilling program and $3,600 as a car allowance.

(2)

George Whatley received $50,000 as a fee for administration of the Company’s affairs, $23,500 as a fee to manage and supervise the drilling program and $1.200 as a car allowance.

(3)

George Whatley received $36,000 as a fee for administration of the Company’s affairs and $31,500 as a fee to manage and supervise the drilling program.

(4)

Richard George Whatley received these funds for engineering and survey services.

(5)

On April 2, 2004, the expiry term of these options was extended from April 25, 2004 to April 25, 2007. The options are exercisable at a price of $0.40 per share.

Share Options

The Company has in place a stock option plan dated for reference August 19, 2003 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option.

No share options were granted to or exercised by the Named Executive Officers during the financial year ended February 29, 2004. The value of the unexercised in-the-money options at the financial year February 29, 2004 was nil.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

For the year ended February 29, 2004 directors who are not employees of the Company were not paid any cash compensation.

On April 2, 2004 the Company extended the term of an aggregate of 750,000 share incentive options held by the directors for a term of three years from an expiry date of April 25, 2004 to April 25, 2007. The exercise price of the options is $0.40 per share.

Securities Authorized For Issuance Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (“Option Plan”)	750,000	$0.40	525,000
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	750,000	$0.40	525,000

Indebtedness of Directors and Executive Officers

  No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company had any interest in any material transaction during the year ended

February 29, 2004, or has any interest in any material transaction in the current year other than as set out herein.

On June 15, 2004 the directors of the Company resolved to effect a private placement of up to 625,000 Units at a price of $0.40 per Unit. Each Unit will consist of one flow-through Share and one flow-through warrant. Each flow-through warrant is exercisable to purchase an additional flow-through Share at a price of $0.46 per Share until 24 months from the date of issuance. Carl Pines, a director of the Company, has purchased 100,000 Units and Whatley Holdings Inc., a company controlled by George Whatley, has purchased 300,000 Units.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.SEDAR.com. Financial information is provided in the Company’s comparative financial statements and MD&A for the year ended February 29, 2004.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, July 15, 2004.

“George Whatley”

“Richard George Whatley”

George Whatley

  Richard George Whatley

President and Chief Executive Officer                     Secretary and Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALPHA GOLD CORP.

(the "Company")

TO BE HELD AT THE OFFICES OF LANG MICHENER AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, BC ON MONDAY, AUGUST 16, 2004, AT 10:00 AM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, George Whatley, President and a Director of the Company, or failing him, Richard George Whatley, Secretary and a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ____________________________________

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: __________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_______	_______
2.	To determine the number of Directors at five (5)	_______	_______
		For	**Withhold**
3.	To elect GEORGE WHATLEY as a Director	_______	_______
4.	To elect PAUL R. MATTINEN as a Director	_______	_______
5.	To elect RICHARD GEORGE WHATLEYas a Director	_______	_______
6.	To elect KENNETH E. ARTHURS as a Director	_______	_______
7.	To elect CARL PINES as a Director	_______	_______
8.	To appoint MacKay LLP, Chartered Accountants, as auditor for the Company	_______	_______

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

620819.1

INSTRUCTIONS AND OPTIONS FOR VOTING

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144. Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm**